November 22, 2019

Zhe Wang
Chairman, Chief Executive Officer, and Director
TIAN RUIXIANG Holdings Ltd.
21A Jingyuan Art Center, 3 Guangqu Road
Chaoyang District, Beijing 100124

       Re: TIAN RUIXIANG Holdings Ltd.
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted November 6, 2019
           CIK No. 0001782941

Dear Mr. Wang:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted November 6, 2019

Cover Page

1. We note your response to prior comment 1. Please provide us a legal analysis supporting your determination that five business days meets the requirement that funds be returned
       "promptly" under Rule 10b-9, citing all authority on which you are relying.
Prospectus Summary
Our Challenges and Risks, page 3

2. We note your revisions in response to our prior comment 6. Please expand your disclosure to provide examples of material risks that are specific to your business. Such
 Zhe Wang
TIAN RUIXIANG Holdings Ltd.
November 22, 2019
Page 2
         risks may include, but not be limited to, your limited operating history and the risks and uncertainties resulting from your VIE structure.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 45

3. In several places throughout the discussion of your results of operations for the annual periods October 31, 2017 and 2018 and interim periods April 30, 2018 and 2019, you attribute fluctuations to your "business expansion." Please revise your disclosure to describe the events/actions that have occurred that resulted in the business expansion, including the dates.
Notes to Consolidated Financial Statements
Note 1: Organization and Nature of Operations, page F-7

4.     We acknowledge your response to prior comment 25.
         Please tell us why there were no intangible assets or goodwill associated with the acquisition of Zhejiang Tianruixiang Insurance Broker Co. Ltd. (TRX
ZJ) by RB
          Wealth on May 30, 2016. In this regard, it appears that TRX ZJ was owned by unrelated parties prior to this acquisition and appears that at least some intangible assets should have been identified in acquisition accounting even if a bargain purchase existed at that time. In your response:
            o Tell us the consideration conveyed by RB Wealth in the acquisition;
            o Provide us a summary historical balance sheet of TRX ZJ on the date of acquisition; and
            o Tell us the fair value assigned to all assets acquired and liabilities assumed at the date of acquisition.
         The intent of our comment is to help us evaluate your compliance with ASC 810-10-
          30-1. Please confirm, that:
            o TRX ZJ was recorded in the TRX consolidated financial statements at the amounts at which it was carried at in the accounts of WDZG Consulting., the entity that acquired TRX ZJ from RB Wealth in a common control transaction;
               and
FirstName LastNameZhewas recorded by WDZG Consulting in connection with its common
            o  TRX ZJ Wang
Comapany NameTIAN RUIXIANG Holdings Ltd. at the amounts at which it was carried at in control transaction with RB Wealth
November 22, 2019 accounts of RB Wealth.
               the Page 2
FirstName LastName
 Zhe Wang
FirstName LastNameZhe Wang
TIAN RUIXIANG Holdings Ltd.
Comapany 22, 2019
November NameTIAN RUIXIANG Holdings Ltd.
Page 3
November 22, 2019 Page 3
FirstName LastName
        You may contact Mark Brunhofer at 202-551-3638 or Jim B. Rosenberg at 202-551-
3679 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance
cc:      Ying Li